CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[****].”

May 14, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Evan S. Jacobson, Attorney-Advisor

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc.

Registration Statement on Form S-1

File No. 333-179287

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company” or “Facebook”) in response to oral questions from the staff (the “Staff”) of the Securities and Exchange Commission received telephonically on May 11, 2012.

The Staff raised questions in the May 11, 2012 conference call in two principal areas:

•	The nature and type of non-audit services that had been provided to the Company by its auditor Ernst & Young LLP (“EY”); and

•	The nature and timing of communications with the Company’s Audit Committee concerning auditor independence including the required PCAOB 3526 letter and related communications.

[****]

CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK, INC.

FACEBOOK-1

[CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK INC. PURSUANT TO 17 C.F.R. SECTION 200.83]

Securities and Exchange Commission

May 14, 2012

The following information was conveyed by EY and the Company during the conference call:

•	EY was appointed to be the Company’s independent auditor in 2007.

•

At no time during the audit and professional engagement period has EY been retained by the Company to perform services that could reasonably be viewed as prohibited bookkeeping services or other prohibited services related to the Company’s accounting records or its financial statements.

•

EY has not been engaged to directly or indirectly provide non-audit services that would constitute design, implementation or operation of the Company’s information systems or any hardware or software systems.

•

The Company has been responsible for the establishment of its accounting policies and internal controls. The Company has retained individuals who have significant experience in revenue recognition accounting and with knowledge of the controls required to appropriately record and process revenues of the type that the Company generates.

•

Consistent with the role of independent auditors, the Company does from time to time seek the views of EY regarding revenue recognition and other significant and complex accounting matters. In each instance the Company performs its own research and reaches its own view and, to the extent the Company believes necessary, consults with EY to ensure that the Company’s conclusions are reasonable and in accordance with US generally accepted accounting principles. The Company believes that such consultation is a normal part of an auditor relationship with its audit clients and is not prohibited by the auditor independence rules.

•

In conjunction with the 2010 and 2011 audit procedures, that were discussed and approved by the Company’s Audit Committee, EY reviewed certain of the Company’s internally prepared controls documentation, evaluated key controls, the sufficiency of the control narratives and assessed its ability to rely on the Company’s controls in place for its financial statement audit and provided recommendations related to such controls for the Company’s consideration. Such an evaluation and feedback to the Audit Committee and the Company is an important and integral part of the audit planning process as it impacts and determines the nature, timing and extent of the audit procedures an auditor needs to perform including whether the audit approach will be based upon a “control reliance” approach or a largely “substantive” audit approach.

CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK, INC.

FACEBOOK-2

[CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK INC. PURSUANT TO 17 C.F.R. SECTION 200.83]

Securities and Exchange Commission

May 14, 2012

•

Regarding communications required by PCAOB Rule 3526 and matters included in the PCAOB Rule 3526 communication between EY and the Company’s Audit Committee, the following supplemental information was discussed:

o	The required communications of PCAOB Rule 3526 were discussed with the Company’s Audit Committee on both August 17 and December 7, 2011.

o	The Rule 3526 letter presented on December 7, reported [****] matters regarding employee relationships: [****] EY concluded that none of these [****] matters had any effect on the firm’s independence from the Company. Additionally, the Rule 3526 communication described the fact that EY purchases advertising on Facebook and has a number of EY profiles on Facebook. EY concluded that the terms of both the advertising arrangements and the Facebook pages were business relationships in which EY was a consumer in the ordinary course. [****] The Audit Committee reviewed EY’s letter and concurred with the conclusions reached regarding EY’s independence.

•

An additional PCAOB Rule 3526 letter was issued to the Company’s Audit Committee on February 1, 2012, in connection with the issuance of EY’s audit report and the Company’s initial filing of its Form S-1. This letter [****] was consistent with the letter delivered in December 2011.

•

EY has provided certain permissible non-audit services to the Company during the periods covered by its report in the Form S-1. In the three years prior to the Company’s initial filing of its Form S-1, the Company and EY have taken steps to evaluate, consider and conclude that services requested or provided are consistent with EY’s independence

CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK, INC.

FACEBOOK-3

[CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK INC. PURSUANT TO 17 C.F.R. SECTION 200.83]

Securities and Exchange Commission

May 14, 2012

from the Company under the SEC auditor independence rules and that, as the filing of the registration statement approached, all such services were pre-approved by the Company’s Audit Committee. At the December 2011 Audit Committee meeting, EY presented to the Audit Committee the proposed audit and non-audit services for fiscal 2012 requesting consideration by the Audit Committee and pre-approval of such services. [****]

•

The Company and EY advised that there were no significant matters that have been evaluated by the Company or EY differently upon the Company’s pending “transition” to a US public company (i.e., matters viewed differently under SEC independence rules than they had previously been considered under AICPA independence rules).

* * * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK, INC.

FACEBOOK-4

[CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK INC. PURSUANT TO 17 C.F.R. SECTION 200.83]

Securities and Exchange Commission

May 14, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely, FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David A. Ebersman, Chief Financial Officer

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Marc L. Andreessen, Audit Committee Member

Erskine B. Bowles, Audit Committee Member

Peter A. Thiel, Audit Committee Member

Facebook, Inc.

Andrew Cotton

Ernst & Young LLP

Gordon K. Davidson

James D. Evans

Fenwick & West LLP

William H. Hinman, Jr.

Daniel N. Webb

Simpson Thacher & Bartlett LLP

CONFIDENTIAL TREATMENT REQUESTED BY FACEBOOK, INC.

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